

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-3561

Mail Stop 3561

July 11, 2008

Frederick J. Rowan, II
Chief Executive Officer
Carter's, Inc.
The Proscenium
1170 Peachtree Street NE, Suite 900
Atlanta, Georgia 30309

> **Re: Carter's, Inc.**
> **Form 10-K for fiscal year ended December 29, 2007**
> **Filed February 27, 2008**
> **File No. 001-31829**

Dear Mr. Rowan:

We have completed our review of your Form 10-K and your letter dated July 1, 2008 and have no further comments at this time.

Sincerely,

John Reynolds
            Assistant Director

cc: Michael D. Casey
         Fax: (404) 892-3079